UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                                 Urologix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    917273104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]     Rule 13d-1(b)
       [X]     Rule 13d-1(c)
       [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EDAP TMS S.A.
     I.R.S. Identification No. not applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) |_|
                                                                    (b) |X|

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

                           5    SOLE VOTING POWER

                                1,692,466 shares (of which 327,466 shares may be
                                acquired pursuant to a warrant exercisable
                                within 60 days)
        NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                Not Applicable
          EACH
        REPORTING          7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  1,692,466 shares (of which 327,466 shares may be
                                acquired pursuant to a warrant exercisable within 60 days)

                           8    SHARED DISPOSITIVE POWER

                                Not Applicable

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,692,466 shares (of which 327,466 shares may be acquired pursuant to a warrant exercisable within 60 days)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.7%

12   TYPE OF REPORTING PERSON

     CO

Item 1.

   (a)    Name of Issuer:  Urologix, Inc.

   (b)    Address of Issuer's Principal Executive Offices:
          14405 21st Avenue North
          Minneapolis, Minnesota 55447

Item 2.

   (a)    Name of Persons Filing:

          EDAP TMS S.A.

   (b)    Address of Principal Business Office:
          Parc D'Activites La Poudrette-Lamartine
          4-6 Rue du Dauphine
          69120 Vaulx-en-Velin
          France

   (c)    Citizenship:
          France

   (d)    Title of Class of Securities:
          Common Stock, Par Value $0.01

   (e)    CUSIP Number:
          917273104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a(n):

   (a) [ ]  Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
            78o)

   (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

   (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

   (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

   (e) [ ] Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940

            (15 U.S.C. 80b-3) or under the laws of any state.

   (f) [ ] Employee Benefit Plan or Endowment Fund in accordance withss.240.13d-1(b)(1)(ii)(F)

   (g) [ ] Parent Holding Company or Control Person in accordance withss.240.13d-1(b)(ii)(G)

   (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

   (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

   (j) [ ]  Group in accordance withss.240.13d-1(b)(1)(ii)(J)

Item 4.   Ownership

   (a)    Amount Beneficially Owned:

          1,692,466 shares (of which 327,466 shares may be acquired pursuant to a warrant excersisable within 60 days)

   (b)    Percent of Class:

          12.7%

   (c)    Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote:
                    1,692,466 shares (of which 327,466 shares may be acquired pursuant to a warrant exercisable within 60 days)
              (ii)  Shared power to vote or to direct the vote:
                    Not applicable
             (iii)  Sole power to dispose or to direct the disposition of:
                    1,692,466 shares (of which 327,466 shares may be acquired pursuant to a warrant exercisable within 60 days)
              (iv)  Shared power to direct the disposition of:
                    Not Applicable

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as      [ ]
          of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            EDAP TMS S.A.

                                            By:
                                                ------------------------------
                                            Eric Simon
                                            Chief Executive Officer
                                            October 10, 2000